Mail Stop 0308

November 1, 2004


VIA U.S. MAIL AND FACSIMILE

Rufus S. Scott
Vice President, Deputy General Counsel
  and Assistant Corporate Secretary
Texas Genco Holdings, Inc.
1111 Louisiana Street
Houston, Texas 77002

Re:	Texas Genco Holdings, Inc.
Schedule 13E-3/A filed on October 14, 2004
File No. 5-78844

Amended Schedule 14C filed on October 14, 2004
File No. 1-31449

Dear Mr. Scott:

We have limited our review of your filing to legal disclosure issues and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General
1. We note your response to comment 2, but we do not see that the filing persons or the board specifically adopted the analysis of the special committee or the fairness advisor in reaching their conclusions. Merely stating that a filing person "considered" the analyses of another party is not sufficient. Please revise.
2. We note your response to comment 5. Please revise the disclosure to include your reasons for not seeking a bring-down fairness opinion.
3. We note your disclosure to comment 14. However, the definition on page 5 continues to include affiliates in the definition of unaffiliated shareholders. Please revise the definition to exclude affiliates, consistent with the requirements of Item 1014 of Regulation M-A.
4. We note your response to our prior comments 2 and 16. It does not appear that the CenterPoint Energy Entities have analyzed each of the factors set forth in Instruction 2 to Item 1014(b) of Regulation M-A, specifically the fairness of the consideration to be received in relation to the company`s current market prices and historical market prices. Additionally, although you expressly adopt the various methodologies and financial analyses performed by Citigroup, that analysis related to the fairness of the transaction to CenterPoint, not to the unaffiliated shareholders of Texas Genco as required by
Item 1014. Please revise your disclosure to discuss in reasonable detail the CenterPoint Energy Entities` analysis of current and historical market prices in determining fairness to unaffiliated shareholders.
5. We note your response to comment 17, but the disclosure should still be revised to break down the component parts of the transaction and state clearly what amounts are being paid for each component. Please revise.

The Creation of a Special Committee of Our Board of Directors and the Negotiation of a Sale Transaction, page 17
6. We note your response to our prior comment 32. Please revise to disclose any limitations placed on the authority of the special committee.
7. We reiterate our prior comment 35. Please file all reports required by Item 9 of Schedule 13E-3, including those identified in our prior comment, as they appear to be materially related to the Rule 13e-3 transaction. While we note your response in this regard, please note that "[t]he fact that a report, opinion or appraisal was not specifically prepared for purposes of the going-private transaction is not dispositive of its relevance or materiality to the transaction." See Charles L. Ephraim (September 30, 1987). For instance, a report can be materially related to the transaction without specifically evaluating the fairness of the consideration being offered. Among other things, we note that certain of these reports include financial analyses regarding the values of proposed transactions. Also, summarize the content of those reports in the
Schedule 13E-3.  See Item 1015 of Regulation M-A.

Fairness Opinion of RBC Capital Markets Corporation, page 34
8. We reiterate our prior comment 51. Where each filing person references the advisor`s analysis in their fairness determination, have the party disclose that the merger consideration falls below values calculated by the advisor and explain their reliance upon the fairness opinion nonetheless. Further, explain why each filing person believes that the merger consideration is fair to unaffiliated shareholders despite the results of this analysis.
Position of the CenterPoint Energy Entities as to the Fairness of the Public Company Merger, page 41

Opinion Received by the Board of Directors of CenterPoint Energy, page 46
9. We note your response to our prior comment 54. Supplementally confirm that there have been no additional fees paid to Citigroup
Capital Markets during the past two years.

Litigation, page 90
10. Please disclose the nature of the self-dealing claim in plaintiffs` complaints regarding the alleged timing of your earnings release.

As appropriate, please amend your Schedule 13E-3 and information statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Will Hines at (202) 824-5302, Ellie Quarles at (202)
942-1859,

Julia Griffith at (202) 942-1762 or me at (202) 942-1900 with any questions.


Sincerely,



H. Christopher Owings
Assistant Director


cc:	J. David Kirkland, Jr.
Baker Botts, L.L.P.
910 Louisiana
Houston, Texas 77002-4995
Texas Genco Holdings, Inc.
Schedule 13E-3/Schedule 14C
November 1, 2004
Page 1